As filed with the Securities and Exchange Commission on 30 January 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc

By:	/s/ Kenneth Keith Claydon
Name:	Kenneth Keith Claydon
Title:	Company Secretary

Date:	29 January 2003

2

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Announcement dated January 6th, 2003
99.2	Announcement dated January 8th, 2003
99.3	Announcement dated January 13th, 2003
99.4	Announcement dated January 13th, 2003
99.5	Announcement dated January 13th, 2003
99.6	Announcement dated January 14th, 2003
99.7	Announcement dated January 17th, 2003
99.8	Announcement dated January 20th, 2003
99.9	Announcement dated January 21st, 2003
99.10	Announcement dated January 23rd, 2003
99.11	Announcement dated January 24th, 2003
99.12	Announcement dated January 24th, 2003
99.13	Announcement dated January 24th, 2003
99.14	Announcement dated January 28th, 2003